# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lulu's Fashion Lounge Holdings, Inc., CIK 0001780201
CUSIP: 55003A207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 195 Humboldt Ave, Chico, California (CA), 95928
Date of event which requires filing of this statement: 01/08/2026
Filed by CIK 0002102347
Persons authorized to receive notices and communications: Friedland Enterprises, 350 Lincoln Road, Miami Beach, Florida (FL), 33139, 5303217277

## Reporting persons
- Friedland Enterprises LLC (CIK 0002102347): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 137,447; shared voting power 137,447; sole dispositive power 137,447; shared dispositive power 137,447; aggregate amount beneficially owned 137,447 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lulu's Fashion Lounge Holdings, Inc.
Address of issuer's principal executive offices: 195 Humboldt Ave, Chico, California (CA), 95928

## Item 2. Identity and Background
Name of person filing: Christian B. Friedland
Residence or business address: 350 Lincoln Road. Miami Beach, FL 33139
Present principal occupation or employment: Founder, Friedland Enterprises
Criminal convictions in the last five years: Has not
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Shares using personal funds and funds from brokerage margin accounts. The aggregate purchase price of the Shares beneficially owned by the Reporting Person is approximately $730,000.00

## Item 4. Purpose of Transaction
Purpose of transaction:
Background and Investment Thesis

The Reporting Person acquired the Shares because he believes they are significantly undervalued relative to the Company's operational improvements and intrinsic value. The Company has achieved two consecutive quarters of positive Adjusted EBITDA, expanded gross margins by over 450 basis points, and generated positive free cash flow year-to-date. Despite these improvements, the Company trades at approximately 0.05x trailing revenue versus comparable companies such as REVOLVE Group, Inc. (NYSE: RVLV) at 1.35x.

The Reporting Person believes this valuation disconnect stems from governance deficiencies, inadequate investor communications, and a board composition that has failed to create shareholder value. Since the Company's November 2021 IPO, shareholders have experienced a decline of over 95% in share value while board members have continued to receive compensation without accountability.

The Reporting Person notes that in July 2025, the Board executed a 1-for-15 reverse stock split to maintain Nasdaq listing compliance. While this reduced outstanding shares from approximately 41.5 million to approximately 2.8 million, authorized shares remained at 250 million--creating potential dilution capacity of 88x current outstanding shares. The Reporting Person views this as a governance failure requiring immediate remedy.

Proposals for Value Creation

The Reporting Person intends to engage constructively with management and the Board regarding the following proposals designed to complete the Company's operational turnaround and create shareholder value:

1.Reduce Authorized Shares from 250 Million to 10 Million. The current authorized share structure creates unacceptable dilution risk and signals poor governance. The Reporting Person proposes reducing authorized shares to approximately 10 million, providing adequate flexibility for equity compensation and potential strategic transactions while eliminating the 88x overhang.

2.Reconstitute the Board of Directors. The Reporting Person proposes removing directors who have served since the IPO and presided over 95%+ value destruction. The Reporting Person seeks to add directors with demonstrated experience in e-commerce operations, consumer brands, and public company governance.

3.Restructure Board Compensation. The Reporting Person proposes suspending all cash board compensation until the stock reaches $10 per share (representing approximately 100% appreciation from current levels). Directors should receive options at the current market price with additional tranches vesting at $15 and $20, aligning director incentives with shareholder outcomes.

4.Return Founder Colleen Winter to the Board. The Company's Q3 2025 results demonstrated continued strength in occasion wear categories (9.5% three-year CAGR) while casual and footwear categories remain "under pressure" per management's own characterization. The recent elimination of the Chief Merchandising Officer role creates a merchandising leadership vacuum. The Reporting Person proposes returning founder Colleen Winter, who built the brand's original identity, to the Board with formal authority over product selection and brand direction.

5.Hire a Permanent Chief Financial Officer. The Company's current "fractional CFO" arrangement is inadequate for a public company. The Reporting Person proposes establishing a 60-day search process with a 120-day hire deadline for a permanent CFO with public company experience.

6.Replace the Investor Relations Function. The Company's Q3 2025 earnings call concluded with zero analyst questions--the second consecutive quarter with no analyst engagement. The Reporting Person proposes hiring a professional investor relations firm within 30 days to develop investor materials, conduct non-deal roadshows, and establish communication standards appropriate for a public company.

7.Launch Comprehensive Investor Communications. The Company's decision to remain public via reverse stock split, rather than delisting or accepting a take-private offer, creates transparency obligations it has failed to meet. The Reporting Person proposes quarterly investor presentations with detailed KPIs including customer cohort analysis, customer acquisition costs, lifetime value metrics, and category-level performance data--benchmarked to the disclosure standards of REVOLVE Group, Inc.

8.Form a Special Committee to Evaluate Strategic Alternatives. The Reporting Person proposes forming an independent Special Committee to evaluate all strategic alternatives including: (a) sale to a strategic acquirer; (b) take-private transaction; (c) merger with a complementary private company using the Company as a platform; and (d) continued standalone operation with enhanced governance. The Committee should consider that H.I.G. Growth Partners has held its investment since 2014--an 11-year hold period that may create liquidity pressure benefiting all shareholders.

Reporting Person's Qualifications

The Reporting Person brings directly relevant experience to these proposals:

Served as CEO of Build.com for 17 years, growing the company from inception through successful exit.

Current board member of multiple private equity-backed companies.

Personal connection to the Chico, California business community where the Company is headquartered.

The Reporting Person's intent is constructive. He believes the Company's management team has successfully executed the operational turnaround--achieving positive EBITDA, improving margins, and cleaning the balance sheet. What remains is the "final 20%": governance reform, transparency, and strategic direction. The Reporting Person seeks to provide the completion capital--both financial and intellectual--to realize the value management has created.

The Reporting Person would welcome engaging in discussions with the Company's management, other shareholders, industry participants, potential acquirers, or other relevant parties regarding the Company and its prospects. Depending on circumstances, the Reporting Person may take actions including: acquiring additional Shares; disposing of Shares; seeking board representation; making proposals for changes in operations, governance, or strategy; or pursuing other actions permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) As of the date hereof, the Reporting Person beneficially owns approximately 137,447 Shares, representing approximately 5% of the outstanding Shares based on 2,748,930 Shares outstanding as of Jan 8th 2026.

(b) The Reporting Person has sole voting power and sole dispositive power over all Shares reported.

(c) Transactions effected during the past 60 days are set forth on Exhibit A.
Number of shares as to which each person has sole or shared power to vote or dispose: 137,447
Transactions in the class effected during the past sixty days: Transactions effected during the past 60 days are set forth on Exhibit A.
Other persons with the right to receive dividends or sale proceeds: Christian Friedland - 137,447 shares
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 9th 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A sets forth all transactions in the Shares effected by the Reporting Person during the 60-day period prior to the date of this Schedule 13D

## Signatures
- Friedland Enterprises LLC: /s/ Christian Friedland, Christian Friedland (01/09/2026)